Form N-SAR
Sub-Item 77Q1(g)


Nuveen NWQ Global Equity Income Fund

a Series of Nuveen Investment Trust (the  Trust )


811-07619


On March 24, 2017 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen Tradewinds Global All-Cap Fund, a series of Nuveen Investment Trust II and Nuveen Tradewinds Value Opportunities Fund, a series of the Trust, each a series of an open-end trust organized as a Massachusetts business trust were transferred to the Nuveen NWQ Global Equity Income Fund, a series of the Trust. The circumstances and details of the reorganization as well as a form of copy of the Agreement and Plan of Reorganization (Appendix A) are contained in the N-14/A filing on September 21, 2016, under Conformed Submission Type
Form N-14/A, accession number 0001193125-16-715050, which materials are herein incorporated by reference.